Offering Statement for eBumps Inc. ("eBumps")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   eBumps Inc.

   28 Quaker Road

   Princeton, NJ 08540

Eligibility

2. The following are true for eBumps Inc.:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Cole Johnson

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Work experience (https://www.linkedin.com/in/cole-johnson-8a5408194/): Director of Business Development, eBumps Inc. - 2020 - Present; Business Research Analyst, Talk Guest -Jun 2019 - Jul 2019; Summer Intern, Touch Bistro - Jun 2018 - Aug 2018; Short Bio: Founder, and Director of Business Development. Cole works as the director of business development and aids in the long-term direction of the company as a whole. Cole has an

extensive network of contacts including, rideshare executives, advertising executives, hedge fund managers, and private equity investors and heads the outreach during fundraising rounds as well as the finding of necessary channels of business relations. Cole Graduated from Bucknell University in 2020 with a Bachelor's degree focusing in Global Management.

Name
Corin Rose

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience (https://www.linkedin.com/in/corin-rose-b04329149/): Shareholder and Promoter, eBumps Inc. - 2021 CTO, eBumps Inc. - 2020 Technology Director, WVKR - 2017 -2020; Short Bio: Founder. This is the second start-up that Corin has worked on. Corin originally began at eBumps at its founding as a founder and CTO at which time he wrote the software and built the hardware for the demo used as a Proof of Concept in the initial funding round in February. After this round as the software team expanded, Corin was in charge of working alongside the engineers building out the software system and overseeing the partners building the hardware. Corin built the demo in totality prior to the initial pre-seed round, both the hardware components and the mobile app mockup. Corin had taken lead on all matters technical and has shaped the technical specifics of the company. Corin graduated from Vassar College in 2020 with a Bachelor's degree focusing in Mathematics and Computer Science.

Name
Marc Johnson

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience: Board Member, eBumps Inc. - 2020 - Present; Director, Coxco - 1995 - Present Short Bio: Early Investor, Board Member. Marc graduated from NYU Stern in 1978. He spent the next 42 years running his own real estate development business in the Caribbean (St Lucia, Barbados, Turks and Caicos) which specializes in luxury hotel development and construction. He has also been an early investor in other ventures being an early investor in Bai Brands which eventually sold to Dr. Pepper in 2016 for $1.6 Billion.

Name
George Wong

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience (https://www.linkedin.com/in/gnwong/): CTO, eBumps Inc. - 2020 - Present; Education: University of Illinois, Ph. D. In Physics - 2020 - Present University of Illinois, M.S. in Physics - 2019 NYU, B.A.s in Physics, Mathematics and Computer Science - 2015 -2019 Short Bio: Chief Technical Officer. George has been working with eBumps since its founding as the lead engineer of the software stack and is actively involved in the system design as its lead software developer. Previously, George helped design and lead pilot 5G mmWave wireless academic research studies into MIMO technologies and has an extensive publication record. He also worked in a high-frequency trade division developing monitoring solutions for a spot trading engine. George has extensive experience in high-performance computing, databases, and distributed systems. George is also a doctoral candidate in the Department of Physics at the University of Illinois at Urbana–Champaign, where he studies high-energy astrophysical phenomena near supermassive black holes. He is a member of the Event Horizon Telescope (EHT) collaboration and the Horizon collaboration. Recently, he has also been a part of COVID-19 modeling efforts for the State of Illinois and the University.

Name
Tim Lozott

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Work experience (https://www.linkedin.com/in/timlozott/): CFO, eBumps Inc. - 2020 - Present; CEO & Managing Director, Green Life Capital - 2019 - Present; VP of Finance, Acres Cannabis - 2018 - 2019; CFO, Leisure Company, LLC - 2015 - 2018; Short Bio: CFO. Tim, a US Marine veteran has expertise at the C-Suite, V-Suite, and senior management levels in the real estate, hospitality, consumer packaged goods, digital media, and cannabis sectors. He most recently affected organizational turnaround and took an underperforming and undercapitalized cannabis company to a performing thriving company, the result was taking the company to a successful liquidity acquisition event of $70M, which was just under 9x the capital invested. He has expertise and over two decades of professional experience in finance and operations management within start-ups and global multi-billion-dollar organizations, including experience in capital raising, mergers & acquisitions, investment fund management, and growth strategy development.

Name

Jonah Tuckman

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Work experience (https://www.linkedin.com/in/jonah-tuckman-702a3b153/): CEO, eBumps Inc. - 2020 - Present; Director of Technology, Fitzner Blockchain Consulting, LLC - Feb 2019 - Nov 2019; Software Engineering Intern, Raycatch - Apr 2019 - Aug 2019; Software Engineering Intern, Walkthru - May 2018 - Aug 2018; Software Engineering Intern, DCO Energy - Nov 2017 - Jan 2018; Short Bio: Founder, CEO & President. This is the second startup that Jonah has worked on in a director role and the fifth in his professional career. He, alongside Cole and Corin, founded eBumps in December of 2019 while studying in undergraduate at Vassar College and built it through its first few months in an off-campus house with Corin while also being a full-time student. Jonah has written software for multiple startup companies before (in the SAAS Space, AI Solar Space, Blockchain Space, and more). He has led the eBumps team through the creation of manufacturing partnerships with companies such as AUO, Tech Global, Vistar, Street Metrics, and more, aided in the high-level building of the software and hardware, been in charge of hiring, overseeing employees, led charges on the fundraising, oversaw the sales and marketing teams, vetted potential drivers and allocated screen placements, and also handled all broader administrative and directional matters and more. Jonah graduated from Vassar College in 2020 with a Bachelor's degree focusing in Computer Science and Mathematics.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Jonah Tuckman

Securities:	316,667
Class:	Common Stock
Voting Power:	50.2%

Cole Johnson

Securities:	316,667
Class:	Common Stock
Voting Power:	36.1%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

eBumps is a business that allows the everyday driver to create a new monetization plan for the space that they hold with no additional work, while also bringing a new level of outdoor advertising to businesses and individuals. We hope to reach the 170 million licensed drivers in the US and the over $8 Billion out-of-home annual advertising spending. Through the creation of 21-inch LCD screens that are attached to the passenger side door of vehicles, we have created a new advertising practice in the out-of-home space that is beneficial for both driver, and advertiser. For the driver, through doing no additional work (one does not need to add driving hours as they might have done for a ride-share company for example) one is able to be paid solely for the driving that they are already doing. For example, if someone is a delivery driver, we allow them to add additional compensation to their lives while solely continuing the driving they are already doing. This allows for personal monetization through advertisements in ways that currently do not exist for those without large online followings. For the advertiser, we are changing the way outdoor advertising is done. We have broken down the idea that you may not receive a return on investment on your out-of-home advertising through the allowance of impression data to be attributed to each ad campaign. We have broken down the idea that you can not be as targeted in your advertising practices out of home as you can be through digital advertising through geo-targeted advertisements that can be broken down by area, time, and more. And we have done all of this while keeping our costs down with a cost per mille ("CPM") in the range of $5-$10. We have screens live in Times Square at this low CPM sitting just below Billboards that require $50,000 a day. Anyone can advertise on our system, not just large companies through advertising agencies. We have brought the out-of-home advertising world to all small businesses and individuals in a way that is not currently accessible to them. Through our marketing and sales practices thus far we have had over 100 drivers in New York City alone apply to be a driver. With a rollout of 25 screens initially, we were able to choose the best drivers (some of which being food carts in the heart of Times Square). Our model is based on advertisers paying a CPM to run advertisements on our screens while drivers drive them around. From there we then pay those drivers with screens a portion of this payment for the driving that they do. We have already begun working with a programmatic advertising firm that will be filling unsold space on our platform with advertisements thus once fully live we believe we can begin to see a positive revenue stream.

eBumps currently has 6 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in eBumps Inc. speculative or risky:
    1. Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.
    2. Our future profitability is dependent upon our ability to successfully execute our business plan and continue building towards the integration of an advertiser facing system in parallel with the proper marketing and sales approach needed to bring adoption of the eBumps technology by Paying Customers. We can provide no assurance that we will become profitable or, if we do, that we will be able to sustain or increase profitability on a quarterly or annual basis. Accordingly, our profitability may decrease or we may generate losses in the future and, in the extreme case, discontinue operations.
    3. We may need to raise additional capital in the future, which capital may not be available or, if available, may not be available on acceptable terms. Our current cash resources may not be sufficient to sustain our current operations for the next 12 months. As a result, even if the Maximum Offering Amount is raised in this Offering, we may need to raise additional capital during the next 12 months to fund our operations and growth. We have not made arrangements to obtain additional capital and can provide no assurance that additional financing will be available in an amount or on terms acceptable to us, if at all. Our ability to obtain additional capital will be subject to a number of factors, including market conditions and our operating performance.
    4. Reliance on single product or device Roll-out and Testing; Geography. Our initial testing will occur in New York City. The results of such testing will provide information about the operation and market reception of our technology. Accordingly, we will be dependent on a single geographical location initially. Various factors, including traffic and pedestrian density, demographics, seasonal factors and business fluctuations (including those created by the Covid-19 pandemic) could affect the results of our testing and our plans to expand to additional markets. Additionally, the general business environments in our initial market and any subsequent markets could affect the Company’s revenues and operations.
    5. Our sole source of revenue is ad placement revenue from Paying Customers on Ad Store and the integration of programmatic advertising firms. Our success depends on

the value and perception of our Ad Store and eBumps brands. Our success depends in large part upon our ability to maintain and enhance the value of the service offering of our Ads Store platform. Unfavorable publicity regarding our tools or the Operators could adversely affect our business.

6. Operators could take actions that could be harmful to our business. The Operators of the Display Vehicles are not employees or contractors of the Company. The Operators are independent third parties that we do not control. Our operators own, operate their respective vehicles. The ultimate volume of successful transactions in the Ad Store and on the eBumps system is dependent in part on the Operators collectively. We intend that Operators agree to place eBumps Devices on their vehicles in exchange for compensation.

7. Shortages or interruptions in the availability and delivery of raw materials and components of eBumps Devices or limitation of the capacity of our contract manufacturers could affect our business. The Company has created its LCD screens working with AU Optronics Corporation America (creators of Samsung's and more's screens) and Tech Global Inc. (creators of Motorola, 3M and Delta systems). We rely on these firms to arrange for the fabrication of the eBumps Devices. Any interruption of services or delivery from such firm could be harmful to the Company.

8. The Company has placed an initial order for 25 eBumps Device for beta testing and an initial market release. The Company intends to use some of the proceeds of the Offering to obtain additional eBumps Devices. Currently we have 25 screens which have been paid for and delivered and are currently being mounted onto trucks and vehicles. The Company is pursuing an exclusive mutual supply agreement with one of its vendors We depend upon our executive officers and may not be able to retain or replace these individuals or recruit additional personnel, which could harm our business.

9. We believe that we have benefited substantially from the leadership and experience of our executive officers who are founders and well familiar with the Company's products and plans. Our executive officers may terminate their employment with us at any time although in such case the departing executive might suffer a reduction in stock ownership under the terms of agreements with the Company. We do not maintain key person life insurance policies on any of our executive officers. The loss of the services of any of our executive officers could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis. In addition, any such departure could be viewed in a negative light by investors and analysts, which could cause the price of our common stock to decline.

10. As our business expands, our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified executive-level personnel and engineering talent (when in-house or outsourced). Our inability to attract and retain qualified executive officers could impair our growth and have an adverse effect on our business, financial condition and results of operations.

11. Our current insurance. We currently maintain insurance that we believe is appropriate for a business of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure against. Such losses could have a material adverse effect on our business and results of operations. In addition, we self-insure a portion of our expected losses under our insurance policies. No insurance claims have been made by the Company and the Company is not aware of any pending claims or insurable losses.

12. Our business may be harmed by disruptions to the Ad Store, including our computer hardware, software and Internet applications and connectivity between the eBumps Devices and our Ad Store assets We rely on connectivity and information systems across our operations, including, for example, data collection and processing, data analytics and other metrics, billing and collection and various other processes and procedures. Our ability to efficiently manage our business depends on the reliability and capacity of these systems. The failure of these systems to operate effectively, problems with maintenance, upgrading or transitioning to replacement systems, or a breach in security of these systems could cause delays in customer service and reduce

efficiency in our operations. Failure to protect the integrity and security of personal information of our customers and employees could result in substantial costs, expose us to litigation and damage our reputation.

13. We expect to accept electronic payment cards. This exposes us to potential security breaches in which credit/debit card information of our customers may be stolen. While we have taken reasonable steps to prevent the occurrence of security breaches in this respect, we may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit/debit card information, and we may also be subject to lawsuits or other proceedings in the future relating to these types of incidents.

14. Outsourced Services. The Company outsources its human resources and payroll, accounting and sales functions. We incur minimal expenses for operations. Accordingly, our cash needs for sales, general and administrative expenses is only about $7,000 per month. In the future, the Company may move any one or more of the sales, general and administrative expenses in-house if that becomes more cost-effective. Salaries and consultant fees, including engineering and design expenses could add approximately $18,000 per month in expenses. As the Company continues to develop, improve and manufacture its technology, expenditures for design and engineering, and for the manufacture of eBumps Devices will grow.

15. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

16. Additional dilution risk We are actively looking to raise additional capital outside of the Netcapital Funding Portal as we believe that the maximum amount raised via Netcapital Funding Portal will not be sufficient to help achieve our operating goals. If we are successful with our fundraising efforts outside the portal your share in the company will be diluted.

17. Regulatory Risk The maximum possible amount to be raised as disclosed in this Offering will not be enough to meet our fundraising goals. On November 2, 2020, the Securities and Exchange Commission voted to amend the maximum allowed amount to be raised via Regulation CF from $1,070,000 to $5,000,000. Once this rule takes effect we might increase the size of our Offering to meet our funding demands. If we decide to increase the size of the Offering, your ownership percentage in the Company will be diluted.

18. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

19. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

20. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

21. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or

other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

22. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

23. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

24. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

25. *The Company's management may have broad discretion in how the Company uses the*

net proceeds of the Offering.

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

26. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

27. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

28. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

29. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

30. *There is no present public market for these Securities and we have arbitrarily set the*

price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

31. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

32. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

eBumps Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,069,981 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

Our use of funds will be focused on the expansion of our company. As we now have a system built that has received revenue and we have 25 screens being deployed in New York City, the focus now turns to expansion. We plan to designate a portion of the capital raised to the purchasing and manufacturing of additional screens to be installed in a variety of cities in the US as well as tooling cost to bring down the per-unit cost and manufacturing time. We plan to bring on a Head of Sales full time who will be in charge of the selling of our system to advertisers. This could be an important step in terms of driving revenue as the more of our system we sell to advertisers and small businesses, the better our profit margins will be. We also aim to bringing on additional full-stack developers who will focus on the further development of our online Ad Store, our machine learning and data processing strategies, and our customer-facing mobile application.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,429
Manufacturing LCD Screens	$0	$587,500
Sales and Marketing	$1,555	$166,440
Intermediary Fees	$490	$52,429
Labor Costs of Managers, Executives, Current Engineers	$7,465	$211,183
Total Use of Proceeds	**$10,000**	**$1,069,981**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and eBumps Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

    We are issuing Securities at an offering price of $22.80 per share.

14. Do the securities offered have voting rights?

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	876,853	Yes	

Options, Warrants and Other Rights

None.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

   The existing convertible debt is subject to conversion into equity under certain circumstances, and if they your ownership interest will be diluted by that conversion. We are actively looking to raise additional capital outside of the Netcapital Funding Portal as we believe that the maximum amount raised via Netcapital Funding Portal will not be sufficient to help achieve our operating goals. If we are successful with our fundraising efforts outside the portal your share in the company will be diluted.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

   No.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

   The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by Jonah Tuckman, our CEO, who has voting control. Even though Mr. Tuckman owns 316,667 shares of common stock, or approximately 36%, he is the recipient of an irrevocable voting proxy from Corin Rose that gives Mr. Tuckman voting power in excess of 50%. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

   Our valuation was compiled and presented to us by Stonebridge Advisory, Inc.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

   Minority Ownership Impact The common stock that you are purchasing through this offering has voting rights attached to it as otherwise herein stated. However, you will be a minority shareholder of the Company and will therefore have limited ability to influence decisions of the Company's management team. By investing in the Company, all investors are trusting the Company's management to make decisions in the best interests of the Company, its mission, team members, and the shareholders it serves.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,

- issuer repurchases of securities,

- a sale of the issuer or of assets of the issuer or

- transactions with related parties?

The issuance of additional shares of our common stock will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	John Ruddy
Amount Outstanding:	$50,500
Interest Rate:	6.0%
Maturity Date:	January 2, 2023
Other Material Terms:	

Convertible note on $50,000 investment. Automatically converts when $1 million is raised in equity or on maturity of 24 months, 20% discount, and a 20,000,000 valuation cap.

Creditor(s):	Marc Johnson
Amount Outstanding:	$50,250
Interest Rate:	6.0%
Maturity Date:	February 18, 2023
Other Material Terms:	

Convertible note on $50,000 investment. Automatically converts when $1 million raised in equity or on maturity of 24 months, 20% discount, and a 20,000,000 valuation cap.

25. What other exempt offerings has eBumps Inc. conducted within the past three years?

Date of Offering:	02/2020
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$400,000

Use of Proceeds:

> Start-Up Costs, Legal Costs, Labor Costs in the bringing on of engineers on the software side to build out the system (backend building of our system, mobile app frontend, and UI/UX, and more), Hardware Costs in the designing and purchasing of our initial screens alongside outsourced manufacturers and engineers, marketing.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Marc Johnson	Board Members	Convertible Note	$50,000

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    eBumps Inc. is a new company that has not yet generated revenues. Our average monthly burn rate is approximately $15,000, with an average allocation of 15 % towards sales and marketing, 40% to payroll, 5% to general and administrative costs and 40% professional services. Our expenses for the year ended on December 31, 2020 amounted to $180,307, which resulted in a $180,307 loss. With this raise, we plan to allocate a higher percentage to manufacturing LCD screens, as well as to sales and marketing. We believe these activities will result in the traction we will need to court venture capital funding. We currently have approximately $40,000 of cash in the bank. We will continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. We have been successful in raising capital via convertible debt and the sale of common stock. The total amount we have raised since inception is $500,250. Our valuation was compiled and presented to us by Stonebridge Advisory, Inc. A company with 30 years of experience in the space that focuses on valuations and mergers & acquisitions who, alongside looking at financial projection data we had received from different partners (CPM rates from Vistar, Daily Impression rates from Street Metrics) evaluated our company and provided us with a valuation. https://stonebridgema.com/

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
       1. in connection with the purchase or sale of any security?
       2. involving the making of any false filing with the Commission?
       3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
       1. in connection with the purchase or sale of any security?;
       2. involving the making of any false filing with the Commission?
       3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
       1. at the time of the filing of this offering statement bars the person from:
          1. association with an entity regulated by such commission, authority, agency or officer?
          2. engaging in the business of securities, insurance or banking?
          3. engaging in savings association or credit union activities?

2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

eBumps Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

eBumps is creating a completely new ad space, allowing drivers to be paid for work that they're already doing. We give advertisers the insight associated with digital advertisements and the attention grabbing flare of outdoor ones by allowing them to advertise on the fleet of cars already filling the streets. Users can evaluate their ad campaigns in real-time and see when and where people are interacting with them. This gives everyday drivers an additional source of passive income. By displaying our ads on your car, you get paid for the driving you already do. In an ever uncertain world, eBumps provides new opportunities for everyone.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg
Pitch Deck:	pitchdeck.pdf

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://ebumps.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.